EXHIBIT 3

EURO DISNEY S.C.A. Group

First Half 2006 Results Announcement

RECONCILIATION OF SHAREHOLDERS’ EQUITY AND MINORITY INTEREST

(€ in millions, unaudited)	September 2005 Pro Forma IFRS	Net Loss First Half 2006	Other	March 2006

Shareholders’ Equity (Deficit)
Share capital	39.0	—	—	39.0
Share premium	1,628.3	—	—	1,628.3
Accumulated deficit	(1,308.7)	(83.6)	—	(1,392.3)
Other	0.1		3.8	3.9
Sub-Total	358.7	(83.6)	3.8	278.9

Minority Interests	117.4	(18.2)	1.2	100.4

Total Equity	476.1	(101.8)	5.0	379.3